

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 10, 2016

Corinda Joanne Melton
President and Chief Executive Officer
One World Holdings, Inc.
14515 Briarhills Parkway, Suite 105
Houston, TX 77077

> **Re: One World Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 3, 2015**
> **File No. 001-13869**

Dear Ms. Melton:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Susan Block

      Susan Block
      Attorney-Advisor
      Office of Transportation and Leisure

cc: Alexander N. Pearson
      Kirton McConkie